SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. 1)*

LegalZoom.com, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

52466B103
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page of 1 of 12

Exhibit Index on Page 12

CUSIP # 52466B103	Page 2 of 12

1	NAMES OF REPORTING PERSONS Technology Crossover Management IX, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 16,396,313 shares of Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Common Stock
	7	SOLE DISPOSITIVE POWER 16,396,313 shares of Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,396,313 shares of Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.7% (A)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(A) Please see Item 4.

CUSIP # 52466B103	Page 3 of 12

1	NAMES OF REPORTING PERSONS Technology Crossover Management IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 15,499,205 shares of Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Common Stock
	7	SOLE DISPOSITIVE POWER 15,499,205 shares of Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,499,205 shares of Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.2% (A)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(A) Please see Item 4.

CUSIP # 52466B103	Page 4 of 12

1	NAMES OF REPORTING PERSONS TCV IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,604,930 shares of Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Common Stock
	7	SOLE DISPOSITIVE POWER 11,604,930 shares of Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,604,930 shares of Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2% (A)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(A) Please see Item 4.

CUSIP # 52466B103	Page 5 of 12

1	NAMES OF REPORTING PERSONS TCV IX (A), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,714,832 shares of Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Common Stock
	7	SOLE DISPOSITIVE POWER 1,714,832 shares of Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,714,832 shares of Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.9% (A)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(A) Please see Item 4.

CUSIP # 52466B103	Page 6 of 12

1	NAMES OF REPORTING PERSONS TCV IX (A) Opportunities, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,559,654 shares of Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Common Stock
	7	SOLE DISPOSITIVE POWER 1,559,654 shares of Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,559,654 shares of Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8% (A)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(A) Please see Item 4.

CUSIP # 52466B103	Page 7 of 12

1	NAMES OF REPORTING PERSONS TCV IX (B), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 619,789 shares of Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Common Stock
	7	SOLE DISPOSITIVE POWER 619,789 shares of Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 619,789 shares of Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3% (A)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(A) Please see Item 4.

CUSIP # 52466B103	Page 8 of 12

1	NAMES OF REPORTING PERSONS TCV Member Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 897,108 shares of Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Common Stock
	7	SOLE DISPOSITIVE POWER 897,108 shares of Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 897,108 shares of Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5% (A)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(A) Please see Item 4.

CUSIP # 52466B103	Page 9 of 12

Item 1(a).	Name of Issuer

LegalZoom.com, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

101 North Brand Boulevard, 11th Floor

Glendale, California 91203

Item 2(a).	Name of Persons Filing

This statement is being filed by (1) Technology Crossover Management IX, Ltd., a Cayman Islands exempted company (“Management IX”), (2) Technology Crossover Management IX, L.P, a Cayman Islands exempted limited partnership (“TCM IX”), (3) TCV IX, L.P., a Cayman Islands exempted limited partnership (“TCV IX”), (4) TCV IX (A), L.P., a Cayman Islands exempted limited partnership (“TCV IX (A)”), (5) TCV IX (A) Opportunities, L.P., a Cayman Islands exempted limited partnership (“TCV IX (A) Opportunities”), (6) TCV IX (B), L.P., a Cayman Islands exempted limited partnership (“TCV IX (B)”), and (7) TCV Member Fund, L.P., a Cayman Islands exempted limited partnership (“Member Fund”). The foregoing entities are collectively referred to herein as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office

The mailing address for each of the Reporting Persons is:

c/o TCV

250 Middlefield Road

Menlo Park, California 94025

Item 2(c).	Citizenship

Management IX is a Cayman Islands exempted company. Each of TCM IX, TCV IX, TCV IX (A), TCV IX (A) Opportunities, TCV IX (B) and Member Fund is a Cayman Islands exempted limited partnership.

Item 2(d) and 2(e).	Title of Class of Securities and CUSIP Number

Common Stock, par value $0.001 per share (“Common Stock”)

CUSIP Number: 52466B103

Item 3.	Not applicable.

CUSIP # 52466B103	Page 10 of 12

Item 4.	Ownership

The responses of the Reporting Persons to Rows (5) through (9) and (11) of the cover pages of this Schedule 13G as of December 31, 2023 are incorporated herein by reference.

The information with respect to the percentage of Common Stock beneficially owned by each Reporting Person is based on 187,934,053 shares of Common Stock outstanding as of November 2, 2023, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2023.

Each of TCV IX, TCV IX (A), TCV IX (A) Opportunities, TCV IX (B) and Member Fund (collectively, the “TCV Entities”) has the sole power to dispose or direct the disposition of the shares of Common Stock that it holds directly and has the sole power to vote or direct the vote of such shares.

Management IX, as the ultimate general partner of the TCV Entities, may be deemed to have the sole power to dispose or direct the disposition of the shares held by the TCV Entities and have the sole power to direct the vote of such shares of Common Stock. TCM IX, as the direct general partner of TCV IX, TCV IX (A), TCV IX (A) Opportunities and TCV IX (B) (collectively, the “TCV IX Funds”), may also be deemed to have sole power to dispose or direct the disposition of the shares of Common Stock held by the TCV IX Funds and have the sole power to direct the vote of such shares of Common Stock. Each of Management IX and TCM IX disclaims beneficial ownership of the shares of Common Stock owned by the TCV Entities, except to the extent of their respective pecuniary interest therein.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Issuer but do not affirm the existence of any such group.

Except as set forth in this Item 4, each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock owned beneficially or of record by any other Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Item 4 above.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP # 52466B103	Page 11 of 12

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

Technology Crossover Management IX, Ltd.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

Technology Crossover Management IX, L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

TCV IX, L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

TCV IX (A), L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

TCV IX (A) opportunities, L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

TCV iX (B), L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

TCV Member Fund, L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

CUSIP # 52466B103	Page 12 of 12

EXHIBIT

Exhibit
Exhibit 99.1:	Agreement of Joint Filing dated February 14, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule 13G relating to the Common Stock of Legalzoom.com, Inc. filed on February 14, 2022).
Exhibit 99.2:	Statement Appointing Designated Filer and Authorized Signatories dated February 14, 2022 (incorporated by reference to Exhibit 99.2 to the Schedule 13G/A relating to the Class A Common Stock of GitLab Inc. filed on February 14, 2022).